A registration statement relating to the securities proposed to be issued in the Offer (as defined below) has been filed with the Securities and Exchange Commission but has not yet become effective. Such securities may not be sold nor may offers to buy such securities be accepted prior to the time the registration statement becomes effective. This announcement is not an offer to buy or the solicitation of an offer to sell Shares (as defined below), nor is it an offer to buy or the solicitation of an offer to sell shares of Smith Common Stock (as defined below). The Offer is made solely by the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below) and is being made to all holders of Shares. Offeror (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Offeror becomes aware of any valid state statute prohibiting the making of the Offer, Offeror will make a good faith effort to comply with such statute. If, after a good faith effort, Offeror cannot comply with such state statute, the Offer will not be made to nor will tenders be accepted from or on behalf of holders of Shares in such state.

Notice of Offer to Exchange
Each Outstanding Share of Common Stock
of
W-H Energy Services, Inc.
for
$56.10 in Cash and 0.48 Shares of Common Stock of Smith International, Inc.
or
$93.55 in Cash
or
1.1990 Shares of Common Stock of Smith International, Inc.,
subject in each case to the election procedures and,
in the case of an all-cash or an all-stock election, to the proration procedures described in the prospectus/offer to exchange and the related letter of election and transmittal
by
Whitehall Acquisition Corp.
a wholly owned subsidiary of
Smith International, Inc.

Whitehall Acquisition Corp. (“Offeror”), a wholly owned subsidiary of Smith International, Inc. (“Smith”), is offering to exchange for each outstanding share of common stock of W-H Energy Services, Inc. (“W-H”), par value $0.0001 per share (including the associated preferred share purchase rights, the “Shares”), validly tendered pursuant to the Offer and not properly withdrawn:

•	$56.10 in cash, without interest, and 0.48 shares of Smith common stock, par value $1.00 per share (including the associated preferred stock purchase rights) (“Smith Common Stock”) (the “Mixed Consideration”), or

•	$93.55 in cash, without interest (the “All-Cash Consideration”), or

•	1.1990 shares of Smith Common Stock (the “All-Stock Consideration”),

subject in each case to the election procedures and, in the case of elections of the All-Cash Consideration or the All-Stock Consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

W-H shareholders electing the Mixed Consideration will not be subject to proration under any circumstance; however, W-H shareholders electing the All-Cash Consideration or the All-Stock Consideration may be subject to proration and receive a different form of consideration than selected. W-H shareholders who otherwise would be entitled to receive a fractional share of Smith Common Stock will instead receive an amount in cash (without interest) equal to the amount of such fraction multiplied by the All-Cash Consideration. See the section of the Prospectus entitled “The Offer — Elections and Proration” for a detailed description of the proration procedure.

The Offer is made upon the terms and subject to the conditions set forth in the prospectus/offer to exchange, dated June 24, 2008 (the “Prospectus”), and in the related letter of election and transmittal (the “Letter of Election and Transmittal,” and which together with the Prospectus, as each may be amended or supplemented or otherwise modified from time to time, constitute the “Offer”).

Tendering W-H shareholders of record who tender directly will not be charged brokerage fees or commissions or, subject to the instructions in the Letter of Election and Transmittal, transfer taxes on the exchange of Shares pursuant to the Offer. Tendering W-H shareholders who hold their Shares through a bank, broker or other nominee should consult such institution as to whether it charges any service fees. Smith or Offeror will pay charges and expenses incurred in connection with the Offer by Computershare Trust Company, N.A., the Exchange Agent and MacKenzie Partners, Inc., the Information Agent.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF JULY 22, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least 66 2/3% of the outstanding Shares (on a fully diluted basis), (ii) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable similar foreign laws or regulations, and (iii) the registration statement on Form S-4 filed with the Securities and Exchange Commission relating to the shares of Smith Common Stock to be issued in the Offer having become effective. The Offer also is subject to other terms and conditions specified in the Prospectus. See the section of the Prospectus entitled “The Offer — Conditions to the Offer.”

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will accept for exchange, and will exchange, Shares validly tendered and not properly withdrawn promptly after the expiration date. In all cases, exchanges of Shares tendered and accepted for exchange pursuant to the Offer will be made only after timely receipt by the Exchange Agent of (i) certificates for those Shares, or timely confirmation of a book-entry transfer of those Shares into the Exchange Agent’s account at The Depository Trust Company pursuant to the procedures set forth in the Prospectus, (ii) a properly completed and duly executed Letter of Election and Transmittal, with any required signature guarantees, or an agent’s message in connection with a book-entry transfer, and (iii) any other documents required by the Prospectus.

Offeror will be deemed to have accepted for exchange Shares validly tendered and not properly withdrawn if and when Offeror gives oral or written notice to the Exchange Agent of such acceptance. The Exchange Agent will deliver any cash and shares of Smith Common Stock issuable in exchange for Shares validly tendered and accepted pursuant to the Offer and any cash (without interest) payable with respect to fractional shares of Smith Common Stock issued pursuant to the Offer as soon as practicable after receipt of such notice. The Exchange Agent will act as the agent for tendering W-H shareholders for the purpose of receiving cash and shares of Smith Common Stock from Offeror and transmitting such cash and stock to the tendering W-H shareholders.

W-H shareholders may elect to receive the Mixed Consideration, the All-Stock Consideration or the All-Cash Consideration, subject to the election procedures and, in the case of elections of the All-Stock Consideration or the All-Cash Consideration, the proration procedures described in the Prospectus, by indicating their elections in the applicable section of the Letter of Election and Transmittal. W-H shareholders who want to change their elections after tendering Shares must first withdraw the tendered shares and then, prior to the expiration date, re-tender the Shares with a new Letter of Election and Transmittal indicating the revised election.

W-H shareholders will not receive any interest on any cash that Offeror pays in the Offer, even if there is a delay in making the exchange.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 3, 2008, among Smith, Offeror and W-H (the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Offeror, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Texas Business Corporations Act (the “TBCA”) and the Texas Business Organizations Code, Offeror will be merged with and into W-H (the “Merger”). Following the effective time of the Merger (the “Effective Time”), W-H will continue as the surviving corporation (the “Surviving Corporation”) and become a wholly owned subsidiary of Smith, and the separate corporate existence of Offeror will cease. In the Merger, each issued and outstanding Share (except for Shares held in W-H’s treasury, Shares beneficially owned by any direct or indirect wholly owned subsidiary of W-H and Shares beneficially owned directly or indirectly by Smith or Offeror, including Shares acquired in the Offer) will be converted into the right to receive the Mixed Consideration, without interest, subject to such adjustments as are necessary to preserve the status of the Offer and the Mergers, taken together, as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and subject to dissenter’s rights under Texas law, as more fully described under “The Offer — Purpose of the Offer; the Merger; Dissenter’s Rights” in the Prospectus. As promptly as practicable following the Merger, Smith intends to cause the Surviving Corporation to merge with and into a wholly owned subsidiary of Smith, with such wholly owned subsidiary surviving such merger (together with the Merger, the “Mergers”).

The board of directors of W-H has unanimously (i) approved the Merger Agreement, and deemed the Offer, the Merger and the transactions contemplated thereby to be in the best interests of W-H shareholders; (ii) unanimously approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in all respects; and (iii) recommended that the W-H shareholders accept the Offer and tender their Shares in the Offer.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), Offeror may, without the consent of W-H, (1) from time to time extend the Offer for one or more periods if, at the scheduled Expiration Date (as defined below), any of the conditions of the Offer shall not have been satisfied or waived until such time as such conditions are satisfied or waived or (2) from time to time extend the Offer, if at the scheduled Expiration Date less than 90% of the number of Shares then outstanding on a fully diluted basis have been validly tendered and not withdrawn. Offeror shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC applicable to the Offer.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering W-H shareholder to withdraw such shareholder’s Shares. “Expiration Date” means 12:00 midnight, New York City time, at the end of July 22, 2008, unless and until Offeror has extended the period during which the Offer is open, subject to the terms and conditions of the Merger Agreement, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended by Offeror, will expire.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date, and, unless previously accepted for payment by Offeror pursuant to the Offer, may also be withdrawn at any time on or after August 23, 2008. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth on the back cover of the Prospectus. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Offeror, in its sole discretion, whose determination will be final and binding. None of Offeror, Smith, any of their affiliates or assigns, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in the Prospectus.

The Offer and the Mergers, taken together, are intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and, if so qualified, W-H shareholders generally would not recognize gain, for U.S. federal income tax purposes, upon their exchange of W-H shares pursuant to the Offer or the Merger, except with respect to cash received.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the U.S. Securities Exchange Act of 1934, as amended, is contained in the Prospectus and is incorporated herein by reference.

W-H has provided Offeror with W-H’s shareholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Prospectus and the related Letter of Election and Transmittal and, if required, other relevant materials will be mailed by Offeror to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Prospectus and the related Letter of Election and Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Any questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Prospectus and the related Letter of Election and Transmittal and all other exchange offer materials may be directed to the Information Agent, and copies will be furnished promptly at Offeror’s expense. Offeror will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016

(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

June 24, 2008